    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2000
                                              REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                            ------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          COULTER PHARMACEUTICAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 2834                                94-3219075
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)

                             600 GATEWAY BOULEVARD
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (650) 553-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MICHAEL F. BIGHAM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          COULTER PHARMACEUTICAL, INC.
                             600 GATEWAY BOULEVARD
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (650) 553-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    COPY TO:
                              JAMES C. KITCH, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

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
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                                                              PROPOSED MAXIMUM         PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                       AMOUNT TO BE    OFFERING PRICE PER       AGGREGATE OFFERING            AMOUNT OF
SECURITIES TO BE REGISTERED                   REGISTERED          SHARE(1)                 PRICE(1)             REGISTRATION FEE
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Common Stock, $0.001 par value.............   1,655,000            $23.86                 $39,488,300                $10,425
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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low prices of the Registrant's common stock on August 25, 2000 as reported on the
    Nasdaq National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON A DATE THAT THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED AUGUST 30, 2000

                                1,655,000 SHARES

                          COULTER PHARMACEUTICAL, INC.

                                  COMMON STOCK

     The selling stockholders listed on page 14 are offering up to 1,655,000 shares of common stock of Coulter Pharmaceutical, Inc., a Delaware corporation. We sold shares to the selling stockholders on August 29, 2000 in a private transaction.

     Please see "Where You Can Find More Information" on page 12 for additional information about us on file with the United States Securities and Exchange Commission.

     Our common stock trades on the Nasdaq National Market under the symbol CLTR. On August 25, 2000, the last reported sale price of our common stock was $23.86 per share.

     We will not be paying any underwriting discounts or commissions in this offering.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus is                     , 2000.

                               TABLE OF CONTENTS

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
THE COMPANY.................................................    1
RISK FACTORS................................................    3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS........   12
WHERE YOU CAN FIND MORE INFORMATION.........................   12
USE OF PROCEEDS.............................................   13
SELLING STOCKHOLDERS........................................   14
PLAN OF DISTRIBUTION........................................   15
LEGAL MATTERS...............................................   15
EXPERTS.....................................................   15

                           -------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

     Bexxar(TM) is a trademark of Coulter Pharmaceutical. This prospectus also may contain trademarks of other companies.

                                  THE COMPANY

     We are engaged in the development of novel drugs and therapies for the treatment of people with cancer and autoimmune diseases. We are currently developing a family of potential therapeutics based upon two drug discovery programs: therapeutic antibodies and targeted oncologics. Within these broad drug discovery programs, we are currently concentrating on several distinct platform technologies: therapeutic antibodies consisting of both conjugated and unconjugated antibody technology, and targeted oncologics based on tumor activated pro-drug ("TAP") technology and tumor specific targeting ("TST") technology. We are also developing a portfolio of proprietary ultra potent compounds which we believe will be suitable payloads for both our TAP and TST platforms. Ultra potent compounds generally are at least 1,000 times more potent than standard chemotherapeutic agents and are active against resistant tumor cells.

     Our most advanced product candidate, Bexxar(TM)(tositumomab, iodine I 131 tositumomab), consists of a monoclonal antibody conjugated with a radioisotope. We intend to seek a priority review for the initial approval of Bexxar for the treatment of low-grade and transformed low-grade non-Hodgkin's lymphoma ("NHL") in patients who have relapsed after or are refractory to chemotherapy, while simultaneously pursuing clinical trials to expand the potential use of Bexxar to other indications. In a Phase I/II clinical trial of Bexxar, 42 patients with low-grade or transformed low-grade NHL who had relapsed from previous chemotherapy regimens achieved an 83% overall response rate and a 48% complete response rate. Of those patients who experienced a complete response, the average duration of response was 20.2 months as of July 1997, the date of the final study report. In December 1997, we presented data on a multi-center, Phase II clinical trial in heavily pre-treated low-grade and transformed low-grade NHL patients. Of the 45 evaluable patients, 31% achieved a complete response with the median duration of complete response not yet reached (longest complete response of greater than 20 months). In December 1998, we presented data from our pivotal Phase III clinical trial on 60 NHL patients who were refractory to chemotherapy. The results showed, with statistical significance, that more patients experienced remission with a single therapeutic dose of Bexxar compared to their last chemotherapy regimen and that these remissions were of longer duration. The investigator assessed overall response rate was 65% with a median duration of response of 6.5 months. We also announced in December 1998, that the United States Food and Drug Administration ("FDA") had designated Bexxar as a Fast Track Product for which the agency will take appropriate actions to expedite development and review. The designation was awarded because one of the targeted indications for the therapy is transformed, low-grade NHL, a life-threatening disease, representing an unmet medical need. We believe that Bexxar, if approved, would become the first radioimmunotherapy approved in the United States for the treatment of people with cancer. Significant uncertainty exists as to the extent to which the Fast Track designation will result in a priority review and approval, and this designation does not ensure product approval. The FDA could require additional clinical trials or other information before approving Bexxar. We cannot predict the ultimate impact, if any, of the Fast Track designation on the timing or likelihood of FDA approval of Bexxar.

     We are conducting, and intend to pursue, additional trials to expand the potential use of Bexxar to other indications, both as a single agent and in combination with chemotherapy. We have completed enrollment of a single-center Phase II trial in newly diagnosed low-grade NHL patients and presented data from this trial in May 2000. Of the 76 patients enrolled in the trial, 97% responded to Bexxar with 76% achieving a complete response. Additionally, 84% of the 37 patients with evidence of NHL at the molecular level at the start of the trial showed no evidence of NHL at molecular levels using polymerase chain reaction analysis following treatment with Bexxar. We also have completed enrollment of a single-center Phase II trial in newly diagnosed low-grade NHL patients evaluating a sequential combination regimen of the chemotherapeutic agent fludarabine followed by Bexxar. In December 1999, we presented an interim analysis of fourteen patients for whom adequate data was available. Overall response rate following the fludarabine portion of the regimen was 93%, of which 14% achieved a complete response. The combined overall response rate and complete response rate of these patients after receiving both fludarabine and Bexxar increased to 100%, and 71%, respectively.

     The objective of our TAP program is to broaden significantly the therapeutic windows of conventional chemotherapeutic compounds. We are currently developing a pro-drug version of doxorubicin to treat certain solid tumor cancers with the objective of filing an Investigational New Drug ("IND") application and commencing clinical trials in the second half of 2001. The objective of our TST program is to selectively target ultra potent compounds to tumor cells with the goal of developing better tolerated and more efficacious anti-tumor therapeutics. Ultra potent compounds generally are at least 1,000 times more potent than standard chemotherapeutic agents and are active against resistant tumor cells.

     The objective of our Type I interferon research and development program is to develop monoclonal antibodies specific for the Type I interferon receptor as potential therapeutics for the treatment of autoimmune diseases. We have developed human versions of our lead monoclonal, 64G12, and expect to select our lead candidate in the first half of 2001.

     We were incorporated under the laws of Delaware in February 1995. Our conjugated antibody program is based upon the antibody therapeutics program which originated in the late 1970s at Coulter Corporation, a recognized leader in the field of hematology. Upon our formation in February 1995, we acquired worldwide rights to Bexxar and related intellectual property, know-how and other assets from Coulter Corporation. In October 1997, Coulter Corporation was acquired by Beckman Instruments, Inc., and is now known as Beckman Coulter, Inc. ("Beckman Coulter"). In December 1998, we announced a joint collaboration agreement with SmithKline Beecham Corporation ("SB") granting them joint marketing rights in the United States and exclusive commercial rights internationally, except Japan, for Bexxar. In April 2000, we announced an amendment to our collaboration with SB for Bexxar. Under the amended agreement, effective June 30, 2000, we reacquired from SB exclusive rights outside of the United States for the development and commercialization of Bexxar. We continue to retain exclusive rights in Japan. In addition, we announced an expansion of our collaboration with SB to include a co-promotion agreement that will temporarily use our sales force for the United States promotion of certain SB oncology products.

                                  RISK FACTORS

     You should carefully consider the following risks factors and all other information in this prospectus and incorporated by reference herein before purchasing our common stock. Investing in our common stock has a high degree of risk. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially adversely affect our business. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer and the trading price of our common stock could decline. In addition to historical information, this prospectus contains forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

WE MAY NOT BE ABLE TO DEVELOP PRODUCTS SUCCESSFULLY.

     Our product candidates are generally in early stages of development, with only one in clinical trials. The development of safe and effective therapies for the treatment of people with cancer or autoimmune diseases is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

     The results of initial preclinical and clinical testing of the products under development by us are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. Our clinical data gathered to date with respect to Bexxar are from a Phase I/II dose escalation trial which was designed to develop and refine the therapeutic protocol, to determine the maximum tolerated dose of total body radiation and to assess the safety and efficacy profile of treatment with a radiolabeled antibody. Further, the data from this Phase I/II dose escalation trial were compiled from testing conducted at a single site and with a relatively small number of patients per NHL histology and disease stage. We have since completed a multi-center Phase II dosimetry clinical trial and a multi-center pivotal Phase III clinical trial. However, substantial additional development, clinical testing and investment may be required prior to seeking any regulatory approval for commercialization of this potential product. There can be no assurance that clinical trials of Bexxar or other product candidates under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals for the indications being studied, or at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of Bexxar or any other therapeutic product under development could delay or prevent regulatory approval of the product and would have a material adverse effect on our business, financial condition and results of operations.

     Furthermore, the timing and completion of current and planned clinical trials of Bexxar, as well as clinical trials of other products, are dependent upon, among other factors, the rate at which patients are enrolled, which is a function of many factors, including the size of the patient population, the proximity of patients to the clinical sites, the number of clinical sites, the eligibility criteria for the study and the existence of competing clinical trials. There can be no assurance that delays in patient enrollment in clinical trials will not occur, and any such delays may result in increased costs, program delays or both, which could have a material adverse effect on our business, financial condition and results of operations.

ACCEPTANCE OF BEXXAR IN THE MARKETPLACE IS UNCERTAIN AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL HARM OUR BUSINESS.

     Even if our product candidates are approved for marketing by the FDA and other regulatory authorities, there can be no assurance that our products will be commercially successful. If our most advanced product candidate, Bexxar, is approved, it would represent a significant departure from currently approved methods of treatment for NHL and would require the handling of radioactive materials. Accordingly, Bexxar may experience under-utilization by oncologists and hematologists who are unfamiliar with the application of Bexxar in the treatment of NHL. Further, oncologists and hematologists are not typically licensed to administer radioimmunotherapies such as Bexxar and will need to engage a nuclear medicine physician or receive specialty training to administer Bexxar. Nuclear Regulatory Commission regulations permit Bexxar to be administered on an outpatient basis in most cases as is currently contemplated by us. However, market acceptance could be affected adversely because some hospitals may be required to administer the therapeutic dose of Bexxar on an inpatient basis under applicable state or local or individual hospital regulations. As with any new drug, doctors may be inclined to continue to treat patients with conventional therapies, in this case chemotherapy and biologics. Market acceptance also could be affected by the availability of third-party reimbursement. Failure of Bexxar to achieve significant market acceptance would have a material adverse effect on our business, financial condition and results of operations.

WE HAVE A LIMITED OPERATING HISTORY.

     Since our inception in 1995, we have been engaged in the development of drugs and related therapies for the treatment of people with cancer and autoimmune diseases. Our product candidates are generally in early stages of development, with only one in clinical trials. No revenues have been generated from product sales or product royalties; and there can be no assurance that products resulting from our research and development efforts will be available within a specific timeframe. No assurance can be given that our product development efforts, including clinical trials, will be successful, that required regulatory approvals for the indications being studied can be obtained, that our products can be manufactured at acceptable cost and with appropriate quality or that any approved products can be successfully marketed.

OUR BUSINESS IS REGULATED BY THE GOVERNMENT AND WE CANNOT ASSURE YOU OF REGULATORY APPROVAL OF OUR PRODUCTS.

     All new drugs and biologics, including our products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Food, Drug and Cosmetic Act and other laws including, in the case of biologics, the Public Health Services Act, in the case of radioactive products, the Nuclear Regulatory Commission; and by state and local governments. Such regulations govern, among other things, the development, testing, manufacture, labeling, storage, pre-market approval, criteria for release of patients relating to administration of radioactive materials, advertising, promotion, sale and distribution, and post-marketing surveillance of such products. If drug products are marketed abroad, they also are subject to extensive regulation by foreign governments.

     The regulatory process, which includes physicochemical studies, preclinical studies and clinical trials of each potential product, is lengthy, expensive and uncertain. Prior to commercial sale in the United States, most new drugs and biologics, including our products under development, must be approved by the FDA. Securing FDA marketing approvals often requires the submission of extensive, physicochemical preclinical and clinical data and supporting information to the FDA. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of unforeseen problems following initial marketing. Moreover, regulatory approvals for products such as new drugs and biologics, even if granted, may include significant limitations on the uses for which such products may be marketed.

     There can be no assurance that we will be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of our product candidates, and delays in receipt or failures to receive such approvals or failures to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. Certain material manufacturing changes to new drugs and biologics also are subject to FDA review and approval. There can be no assurance that any approvals that are required, once obtained, will not be withdrawn or that compliance with other regulatory requirements can be maintained. Further, failure to comply with applicable FDA and other regulatory requirements can result in sanctions being imposed on us or the manufacturers of our products, including warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the United States, refusals of the FDA to grant pre-market approval of drugs and biologics or to allow us to enter into government supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.

     Manufacturers of drugs and biologics also are required to comply with the applicable FDA Good Manufacturing Practices ("GMP") regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used in commercial manufacturing of our products. We rely on Nordion for centralized radiolabeling of the Anti-B1 Antibody at Nordion's radiolabeling facility in Canada. To our knowledge, Nordion's radiolabeling facilities previously have not been licensed by the FDA as suitable for commercial manufacturing of a drug or biologic. There can be no assurance that we or our suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements. Such failure could have a material adverse effect on our business, financial condition and results of operations.

     In December 1998, we announced that we had been notified by the FDA that Bexxar met the criteria for Fast Track designation because one of the targeted indications is transformed low-grade NHL, a life-threatening disease, representing unmet medical need. However, significant uncertainty exists as to the extent to which Bexxar's Fast Track designation will result in priority review and approval. Further, the FDA retains considerable discretion to determine eligibility for a priority review and approval and is not bound by discussions that an applicant may have had with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of Bexxar as a candidate for a priority review or to require additional clinical trials or other information before approving Bexxar. A determination that Bexxar is not eligible for a priority review or delays and additional expenses associated with generating a response to any such request for additional trials could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND THUS RELY HEAVILY UPON CONTRACT SUPPLIERS AND MANUFACTURERS.

     We have no existing internal capacity or experience with respect to manufacturing products for large-scale clinical trials or commercial purposes. We rely upon BI Pharma KG for the production of Anti-B1 Antibody. We have entered into an agreement with BI Pharma KG for the production of bulk Anti-B1 Antibody and the filling of the individual product vials with Anti-B1 Antibody. We have contracted with BI Pharma KG and a third-party supplier for labeling and packaging services. These manufacturers have limited experience producing, labeling and packaging the Anti-B1 Antibody, and there can be no assurance that they will be able to produce our requirements in commercial quantities or with acceptable quality.

     We rely upon Nordion for radiolabeling of the Anti-B1 Antibody at Nordion's centralized radiolabeling facility. We have entered into an agreement with Nordion for supply of the radiolabeled Anti-B1 Antibody for both clinical trials and commercial sale. Given the eight-day half-life of the (131)I radioisotope, Nordion currently is producing radiolabeled Anti-B1 Antibody in a clinical scale facility sufficient to support on-going clinical trials. Nordion will transition the production of radiolabeled Anti-B1 Antibody to a commercial scale facility prior to anticipated FDA approval in support of potential product launch. However, there can be no assurance that Nordion will be able to successfully transition to the commercial scale facility and, if Bexxar is approved and is successful in the market, there can be no assurance that Nordion's capacity to radiolabel antibodies will be sufficient to meet all of our commercial requirements.

     We are aware of only a limited number of manufacturers capable of producing the Anti-B1 Antibody in commercial quantities or radiolabeling the antibody with
(131)I on a commercial scale. To establish and qualify a new facility to centrally radiolabel antibodies could take three years or longer. Further, radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the (131)I radioisotope. Accordingly, any change in our existing contractual relationships with, or interruption in supply from, our producer of unlabeled antibody or our radiolabeler could affect adversely our ability to complete our ongoing clinical trials and to market Bexxar, if approved. Any such change or interruption would have a material adverse effect on our business, financial condition and results of operations. Although we are evaluating additional sources of supply for production and radiolabeling of the Anti-B1 Antibody, no assurance can be given that such sources will be secured on commercially reasonable terms, on a timely basis, or at all.

     Prior to August 1997, we obtained Anti-B1 Antibody from an inventory produced by Beckman Coulter, and radiolabeling was performed by radiopharmacies at the individual clinical trial sites. In order to begin using Lonza Anti-B1 Antibody, BI Pharma KG Anti-B1 Antibody, and the centrally radiolabeled Anti-B1 Antibody from Nordion, we filed and the FDA cleared IND amendments to allow the use of these materials in clinical trials. We are collecting data from our clinical trials to be filed with the FDA to establish that Anti-B1 Antibody from these different sources and that Nordion radiolabeled and on-site radiolabeled Anti-B1 antibody are clinically comparable. However, there can be no assurance that we will be able to establish clinical comparability. A failure to establish clinical comparability could lead to a requirement that we conduct additional clinical trials, which would increase costs and potentially delay regulatory approval for Bexxar.

     We currently obtain the (131)I radioisotope from Nordion under purchase orders placed from time to time. Nordion intends to change its source of (131)I from tellurium-derived (131)I to fission-derived (131)I. We will need to obtain FDA approval of the fission-derived (131)I prior to its use in clinical trials or commercial supply. While fission-derived (131)I has been approved for human use in other applications, there can be no assurance that the fission-derived
(131)I labeled Anti-B1 Antibody will be suitable for human use, and that clinical trials or commercial supply will not be delayed or disrupted if we are unable to obtain such FDA approval.

     Third-party manufacturers must comply with GMP regulations prescribed by the FDA and other standards prescribed by various federal, state and local regulatory agencies in the United States and any other relevant country. Failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

WE LACK MARKETING AND SALES EXPERIENCE AND THUS DEPEND UPON MARKETING PARTNERS.

     We intend to market and sell Bexxar in the United States through a direct sales force and in collaboration with SB. Internationally, we intend to directly market Bexxar in Europe upon approval to specialized centers and may seek partners as appropriate in specific countries. We currently do not possess the resources and experience necessary to commercialize any of our product candidates. We have hired approximately one-half of the direct sales force and marketing personnel necessary to launch Bexxar, however, our ability to market Bexxar, if approved, will be contingent upon recruitment, training and deployment of the remainder of our sales and marketing force as well as the performance of SB under the collaboration agreement. Development of an effective sales force will require significant financial resources and time. There can be no assurance that we will be able to establish such a sales force in a timely or cost effective manner, if at all, or that such a sales force will be capable of generating demand for Bexxar or other product candidates. Failure to establish such a sales force and marketing capability could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND OUR COMPETITORS MAY DEVELOP ALTERNATIVE THERAPIES.

     The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by us would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for the treatment of people with cancer and autoimmune disease. Many of these organizations have financial, technical, manufacturing and marketing resources greater than those of ours. Several of them may have developed or are developing therapies that could be used for treatment of the same diseases targeted by us. If a competing company were to develop or acquire rights to a more efficacious or safer therapy for treatment of the same diseases targeted by us, or one which offers significantly lower costs of treatment, our business, financial condition and results of operations could be materially adversely affected. We believe that our product development programs will be subject to significant competition from companies utilizing alternative technologies as well as to increasing competition from companies that develop and apply technologies similar to our technologies. Other companies may succeed in developing products earlier than us, obtaining approvals for such products from the FDA more rapidly than us or developing products that are safer and more effective than those under development or proposed to be developed by us. There can be no assurance that research and development by others will not render our technology or product candidates obsolete or non-competitive or result in treatments superior to any therapy developed by us, or that any therapy developed by us will be preferred to any existing or newly developed technologies.

WE DEPEND UPON PROPRIETARY TECHNOLOGY; THE STATUS OF PATENTS AND PROPRIETARY TECHNOLOGY IS UNCERTAIN.

     The pharmaceutical and biotechnology fields are characterized by a large number of patent filings. A substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Research has been conducted for many years in the monoclonal antibody field by pharmaceutical and biotechnology companies and other organizations. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of our company. In some jurisdictions, including the United States, patent applications are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to other companies, research or academic institutions, or others. No assurance can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to our technology, products or processes.

     If patents have been or are issued to others containing preclusive or conflicting claims and such claims are determined ultimately to be valid, we may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. We are aware of various patents that have been issued to others that pertain to a portion of our prospective business; however, we believe that we do not infringe any patents that ultimately would be determined to be valid. There can be no assurance that patents do not exist in the United States or in foreign countries or that patents will not be issued to third parties that contain preclusive or conflicting claims with respect to Bexxar or any of our other product candidates or programs. Commercialization of monoclonal antibody-based products may require licensing and/or cross-licensing of one or more patents with other organizations in the field. There can be no assurance that the licenses that might be required for our processes or products would be available on commercially acceptable terms, if at all.

     Our breach of an existing license or failure to obtain a license to technology required to commercialize our product candidates may have a material adverse effect on our business, financial condition and results of operations. Litigation, which could result in substantial costs to us, may also be necessary to enforce any patents issued us or to determine the scope and validity of third-party proprietary rights. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favorable to us. An adverse outcome in court or administrative agency proceedings could subject us to significant liabilities to third parties and require us to license disputed rights from third parties or to cease using such technology.

     We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, advisory board members, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets or those of our collaborators or contractors will not otherwise become known or be discovered independently by competitors.

     Patents issued and patent applications filed internationally relating to biologics are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by us. Moreover, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions in certain jurisdictions. For example, methods of treating humans are not patentable in many countries outside of the United States. These and/or other issues may prevent us from obtaining patent protection in certain markets which would have a material adverse effect on our business, financial condition and results of operations.

WE WILL NEED ADDITIONAL CAPITAL AND OUR ABILITY TO FIND ADDITIONAL FUNDING IS UNCERTAIN.

     Our operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the next several years. The development of our technology and potential products will require a commitment of substantial funds. We expect that our existing capital resources will be adequate to satisfy the requirements of our current and planned operations through 2001. However, the rate at which we expend our resources is variable, may be accelerated and will depend on many factors, including the scope and results of preclinical studies and clinical trials, the cost, timing and outcome of regulatory approvals, continued progress of our research and development of product candidates, the timing and cost of establishment or procurement of requisite production radiolabeling and other manufacturing capacities, the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the expenses of establishing a sales and marketing force, the acquisition of technology licenses, the status of competitive products and the availability of other financing.

     We may need to raise substantial additional capital to fund our operations and, if needed, we intend to seek such additional funding through public or private equity or debt financings, as well as through collaborative arrangements. There can be no assurance that such additional funding will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, substantial dilution to stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES.

     We have a limited history of operations and have experienced significant losses since inception. As of June 30, 2000, our accumulated deficit was approximately $120.9 million. We expect to incur significant additional operating losses over the next several years and expect cumulative losses to increase substantially due to expanded research and development efforts, preclinical studies and clinical trials and development of manufacturing, marketing and sales capabilities. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. All of our product candidates are in development in preclinical studies and clinical trials, and no revenues have been generated from product sales. To achieve and sustain profitable operations, we, alone or with others, must develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. Product revenues resulting from our research and development efforts will not occur until commercial availability of such product. There can be no assurance that we will ever generate sufficient product revenues to become profitable or to sustain profitability.

WE DEPEND ON KEY PERSONNEL.

     We are dependent upon a limited number of key management and technical personnel. The loss of the services of one or more of such key employees could have a material adverse effect on our business, financial condition and results of operations. In addition, our success will be dependent upon our ability to attract and retain additional highly qualified sales, management, manufacturing and research and development personnel. We face intense competition in our recruiting activities, and there can be no assurance that we will be able to attract and/or retain qualified personnel.

WE MAY BE EXPOSED TO PRODUCT LIABILITY.

     The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We have only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that we will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, may be difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims brought against us in excess of our insurance coverage, if any, or a product recall could have a material adverse effect upon our business, financial condition and results of operations.

WE ARE SUBJECT TO UNCERTAINTIES REGARDING HEALTHCARE REIMBURSEMENT AND REFORM.

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause us to limit or eliminate spending on development projects and affect our ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of health care costs. We cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on our business.

     In both domestic and foreign markets, sales of our proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Bexxar, as potentially the first radioimmunotherapy for cancer, faces particular uncertainties due to the absence of a comparable, approved therapy to serve as a model for pricing and reimbursement decisions. Further, if Bexxar is not administered in most cases on an outpatient basis, as is contemplated currently by us, the projected cost of the therapy will be higher than anticipated. In addition, there can be no assurance that products can be manufactured on a commercial scale for a cost that will enable us to price our products within reimbursable rates. Consequently, there can be no assurance that our product candidates will be considered cost effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for our products, the market acceptance of these products could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

WE USE HAZARDOUS AND RADIOACTIVE MATERIALS.

     The manufacturing and administration of Bexxar requires the handling, use and disposal of (131)I, a radioactive isotope of iodine. These activities must comply with various state and federal regulations. Violations of these regulations could delay significantly completion of clinical trials and commercialization of Bexxar. For our ongoing clinical trials and for commercial-scale production, we rely on Nordion to radiolabel the Anti-B1 Antibody with (131)I at a single location in Canada. Violations of safety regulations could occur with this manufacturer, and, therefore, there is a risk of accidental contamination or injury. In the event of any such noncompliance or accident, the supply of radiolabeled Anti-B1 Antibody for use in clinical trials or commercially could be interrupted, which could have a material adverse effect on our business, financial condition and results of operations.

     We also use hazardous chemicals and radioactive compounds in our ongoing research activities. We could be held liable for any damages that result from such an accident, contamination or injury from the handling and disposal of these materials, as well as for unexpected remedial costs and penalties that may result from any violation of applicable regulations, which could result in a material adverse effect on our business, financial condition and results of operations. In addition, we may incur substantial costs to comply with environmental regulations.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

     The securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly held biotechnology and pharmaceutical companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by us or our competitors, release of reports by securities analysts, sales of stock by large holders, developments or disputes concerning patents or proprietary rights, regulatory developments, changes in regulatory or medical reimbursement policies, economic and other external factors, as well as period-to-period fluctuations in our financial results, may have a significant and adverse impact on the market price of our common stock.

SUBSTANTIAL SALES OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE COULD CAUSE OUR STOCK PRICE TO FALL.

     Sales of shares of our common stock (including shares issued upon the exercise of outstanding options) in the public market could adversely affect the market price of our common stock. Such sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

ADVERSE IMPACT OF POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     Our board of directors has authority to issue up to 3,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could affect adversely the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Additionally, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Coulter Pharmaceutical, may discourage bids for our common stock at a premium over the market price of such common stock and may affect adversely the market price of and the voting and other rights of the holders of our common stock. In addition, our bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or our Board of Directors pursuant to a resolution approved by a majority of our Board of Directors. In July 1997, we adopted a Share Purchase Rights Plan, commonly referred to as a "poison pill." In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, along with certain provisions of California law that may be applicable to us, could have the effect of discouraging certain attempts to acquire us which could deprive our stockholders of the opportunity to sell their shares of our common stock at prices higher than prevailing market prices.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not intend to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on March 27, 2000, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

     2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000, filed on May 16, 2000, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

     3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000, filed on August 11, 2000, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

     4. The description of our common stock set forth in our Registration Statement on Form 8-A, filed on December 20, 1996, including any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions; and

     5. The Proxy Statement for our 2000 Annual Meeting of Stockholders, including any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Coulter Pharmaceutical, Inc., 600 Gateway Boulevard, South San Francisco, California 94080, telephone: (650) 553-2000.

                                USE OF PROCEEDS

     The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

                              SELLING STOCKHOLDERS

     In August 2000, we agreed to sell 1,655,000 shares of our common stock at a price of $21.625 per share pursuant to (i) a Stock Purchase Agreement, dated August 11, 2000, by and among us and the Purchasers named therein and (ii) a Registration Rights Agreement, dated August 11, 2000, by and among us and the Purchasers named therein. In connection with this sale, we agreed to file a registration statement with the SEC covering the shares issued to each selling stockholder and agreed to indemnify each selling stockholder against claims made against them arising out of, among other things, statements made in this registration statement. We have agreed to cause this registration statement to remain effective until (a) all the common stock has been re-sold or (b) two years after August 29, 2000, whichever is earlier.

     The following table provides certain information with respect to shares of common stock held and to be offered under this prospectus from time to time by each selling stockholder. Because the selling stockholders may sell all or part of their common stock pursuant to this prospectus, and this offering is not being underwritten on a firm commitment basis, only an estimate can be given as to the number and percentage of shares of common stock that will be held by each selling stockholder upon termination of this offering.

     We are unaware of any material relationship between any of the selling stockholders and us in the past three years other than as a result of the ownership of the shares of common stock.

                                          SHARES BENEFICIALLY                         SHARES BENEFICIALLY
                                              OWNED PRIOR                                 OWNED AFTER
                                           TO OFFERING NUMBER                             OFFERING(1)
                                         ----------------------                      ----------------------
                                         NUMBER OF                NUMBER OF SHARES   NUMBER OF
                 NAME                     SHARES     PERCENT(2)    BEING OFFERED      SHARES     PERCENT(2)
                 ----                    ---------   ----------   ----------------   ---------   ----------
Alta BioPharma, LP.....................   287,173     1.68  %         287,173           0           *
Four Partners..........................   231,000     1.35  %         231,000           0           *
Three Arch Partners III, L.P...........   231,000     1.35  %         219,219           0           *
Coulter Pharmaceuticals Chase Partners
  (Alto Bio), LLC......................   164,003       *             164,003           0           *
Baker/Tisch Investments LLC............    92,400       *              92,400           0           *
Baker Bros. Investments................    92,400       *              92,400           0           *
Veritas SG Investment Trust GmbH.......    80,000       *              80,000           0           *
Narragansett Offshore Ltd..............    57,000       *              57,000           0           *
The Timken Living Trust UAD 9/14/99....    50,000       *              50,000           0           *
Commonfund Group.......................    49,000       *              49,000           0           *
FBB Associates.........................    46,200       *              46,200           0           *
Narragansett I LP......................    43,000       *              43,000           0           *
General Board of Church of Nazarene....    21,000       *              21,000           0           *
Marcuard Cook & Cie, SA................    20,000       *              20,000           0           *
International Trust & Engine
  Corp. -- Salaried....................    15,600       *              15,600           0           *
St. Joseph Health System...............    15,500       *              15,500           0           *
Alta Embarcadero BioPharma, LLC........    10,824       *              10,824           0           *
International Truck & Engine
  Corp. -- Hourly......................    10,500       *              10,500           0           *
Meijer, Inc. Pension Plan..............    10,300       *              10,300           0           *
Tremont Temple Baptist Church General
  Trust Fund...........................    10,000       *              10,000           0           *
The University of Mississippi
  Foundation...........................     8,200       *               8,200           0           *
Wheaton College........................     8,200       *               8,200           0           *

                                          SHARES BENEFICIALLY                         SHARES BENEFICIALLY
                                              OWNED PRIOR                                 OWNED AFTER
                                           TO OFFERING NUMBER                             OFFERING(1)
                                         ----------------------                      ----------------------
                                         NUMBER OF                NUMBER OF SHARES   NUMBER OF
                 NAME                     SHARES     PERCENT(2)    BEING OFFERED      SHARES     PERCENT(2)
                 ----                    ---------   ----------   ----------------   ---------   ----------
International Truck & Engine
  Corp. -- VEBA........................     8,100       *               8,100           0           *
MJH Foundation.........................     6,800       *               6,800           0           *
Bryan N. Danforth #2...................     6,000       *               6,800           0           *
The Evangelical Covenant Church Pension
  Fund.................................     4,900       *               4,900           0           *
Trustees of Boston College.............     4,500       *               4,500           0           *
James B. and Bruce R. Murray...........     4,000       *               4,000           0           *
Baillie Lumber Co. Inc. Profit Share
  Plan.................................     3,800       *               3,800           0           *
University of Virginia.................     3,800       *               3,800           0           *
Society for the Preservation of New
  England Antiquities..................     3,700       *               3,700           0           *
City of Springfield....................     3,600       *               3,600           0           *
1101 Foundation........................     3,300       *               3,300           0           *
Frederick Meijer Charitable Trust......     3,300       *               3,300           0           *
Meijer Foundation......................     3,200       *               3,200           0           *
The Berkeley Retirement Home...........     3,000       *               3,000           0           *
Tremont Temple Bobbie Currie Sunday
  School Fund..........................     3,000       *               3,000           0           *
Presbyterian Homes Family Services,
  Inc..................................     2,800       *               2,800           0           *
Ned's Island Investment Corp...........     2,700       *               2,700           0           *
Michigan Botanic Garden Foundation.....     2,300       *               2,300           0           *
John Sullivan IRA......................     2,200       *               2,200           0           *
Charlottesville, VA Retirement
  System...............................     2,100       *               2,100           0           *
Herbert G. Roskind, Jr. IRA............     2,100       *               2,100           0           *
Dows -- First Calvary Baptist Church...     2,000       *               2,000           0           *
ATP Tour Inc. Player Pension Plan......     2,000       *               2,000           0           *
Bridgeport Hospital Pension............     1,700       *               1,700           0           *
Bridgewater College....................     1,700       *               1,700           0           *
The University of Mississippi Medical
  Center...............................     1,700       *               1,700           0           *
Buzz Johnson, IRA......................     1,600       *               1,600           0           *
Republic National Bank INSIGHT Funds...     1,500       *               1,500           0           *
Richard J. Tavilla.....................     1,500       *               1,500           0           *
Richard M. Drury IRA...................     1,400       *               1,400           0           *
Kirk Ware..............................     1,200       *               1,200           0           *
The University of Mississippi..........     1,100       *               1,100           0           *
Dr. G. Timothy Johnson M.D., P.C.,
  MPPP.................................     1,000       *               1,000           0           *
Joseph F. and Marlene M. Bonasera......     1,000       *               1,000           0           *
Bridgeport Hospital Foundation.........       900       *                 900           0           *
Frederick G.H. Meijer Trust............       900       *                 900           0           *
Jeffrey S. Meyer.......................       700       *                 700           0           *
Lena E.S. Meijer Trust.................       400       *                 400           0           *
Joan P. Drury IRA......................       100       *                 100           0           *

                                          SHARES BENEFICIALLY                         SHARES BENEFICIALLY
                                              OWNED PRIOR                                 OWNED AFTER
                                           TO OFFERING NUMBER                             OFFERING(1)
                                         ----------------------                      ----------------------
                                         NUMBER OF                NUMBER OF SHARES   NUMBER OF
                 NAME                     SHARES     PERCENT(2)    BEING OFFERED      SHARES     PERCENT(2)
                 ----                    ---------   ----------   ----------------   ---------   ----------
Laura C. Roskind.......................       100       *                 100           0           *
                                         ------------------------------------------------------------------
  TOTAL................................              1,655,000

-------------------------
 *  Less than one percent

(1) Assumes the sale of all shares offered hereby.

(2) Percentage of ownership is based on 17,112,832 shares of common stock outstanding on August 25, 2000.

                              PLAN OF DISTRIBUTION

     We are registering the shares of our common stock offered by the selling stockholders pursuant to contractual registration rights contained in the Registration Rights Agreement. The selling stockholders may sell their shares on the Nasdaq National Market, in the over-the-counter market, in private transactions, through options, by pledge to secure debts and other obligations or in a combination of such methods of sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated or at fixed prices. For their shares, the selling stockholders will receive the purchase price of the shares sold less any agents' commissions or underwriters' discounts and other related expenses. If the selling stockholders sell shares to or through brokers or dealers, they may pay the brokers or dealers compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale of shares by the selling stockholders.

     The selling stockholders and any persons who participate in the sale of the shares may be deemed to be "underwriters" as defined in the Securities Act of 1933, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed underwriting discounts and commissions under the Securities Act.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under rule 144 rather than under the terms of this prospectus. The selling stockholders may transfer, will or gift such shares by other means not described in this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act which may limit the timing of purchases and sales of common stock by the selling stockholders or any other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     We are not paying any underwriting commissions or discounts in this offering. We will, however, pay for the expenses incurred in this offering. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as set forth in their report, which is incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee........................................  $ 10,425
Nasdaq National Market listing fee..........................  $ 17,500
Legal fees and expenses.....................................  $ 20,000
Accounting fees and expenses................................  $ 12,000
Printing expenses...........................................  $ 10,000
Miscellaneous expenses......................................  $  5,000
                                                              --------
     Total..................................................  $ 74,925
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law.

     The Registrant's Restated Certificate of Incorporation ("Restated Certificate") provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not effect a director's responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and officers that require the Registrant to indemnify such persons to the fullest extent authorized or permitted by the provisions of the Restated Certificate and Delaware law against expenses, judgements, fines, settlements and other amounts actually and responsibly incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or other agent of the Registrant or any of its affiliated enterprises. Delaware law permits such indemnification, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16. EXHIBITS.

EXHIBITS.

 3.1* Amended and Restated Certificate of Incorporation of the
      Registrant
 3.2* Bylaws of the Registrant
 4.1* Reference is made to Exhibits 3.1 and 3.2
 4.2* Specimen stock certificate.
 4.3  Stock Purchase Agreement, dated August 11, 2000, between the
      Registrant and the Purchasers of common stock named therein.
 4.4 Registration Rights Agreement, dated August 11, 2000, between the Registrant and the Purchasers of common stock named therein.
 5.1  Opinion of Cooley Godward LLP
23.1  Consent of Ernst & Young LLP, Independent Auditors
23.2  Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1  Power of Attorney (see page II-3)

-------------------------
* Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-17661) or amendments thereto and incorporated reference.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to that information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities it offers, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on August 30, 2000.

                                          COULTER PHARMACEUTICAL, INC.

                                          By:     /s/ MICHAEL F. BIGHAM
                                            ------------------------------------
                                                     Michael F. Bigham
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael F. Bigham and William G. Harris, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                       SIGNATURE                                     TITLE                   DATE
                       ---------                                     -----                   ----
                 /s/ MICHAEL F. BIGHAM                     President, Chief Executive   August 30, 2000
--------------------------------------------------------      Officer and Director
                  (Michael F. Bigham)                         (Principal Executive
                                                                    Officer)

                 /s/ WILLIAM G. HARRIS                    Sr. Vice President and Chief  August 30, 2000
--------------------------------------------------------       Financial Officer
                  (William G. Harris)                       (Principal Financial and
                                                              Accounting Officer)

                    /s/ BRIAN ATWOOD                                Director            August 30, 2000
--------------------------------------------------------
                     (Brian Atwood)

               /s/ JOSEPH R. COULTER, III                           Director            August 30, 2000
--------------------------------------------------------
                (Joseph R. Coulter, III)

                  /s/ DONALD L. LUCAS                               Director            August 30, 2000
--------------------------------------------------------
                   (Donald L. Lucas)

                   /s/ ROBERT MOMSEN                                Director            August 30, 2000
--------------------------------------------------------
                    (Robert Momsen)

                       SIGNATURE                                     TITLE                   DATE
                       ---------                                     -----                   ----
                   /s/ ARNOLD ORONSKY                               Director            August 30, 2000
--------------------------------------------------------
                    (Arnold Oronsky)

                /s/ SAMUEL R. SAKS, M.D.                            Director            August 30, 2000
--------------------------------------------------------
                 (Samuel R. Saks, M.D.)

                /s/ GEORGE J. SELLA, JR.                            Director            August 30, 2000
--------------------------------------------------------
                 (George J. Sella, Jr.)

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.1*    Amended and Restated Certificate of Incorporation of the
          Registrant
  3.2*    Bylaws of the Registrant
  4.1*    Reference is made to Exhibits 3.1 and 3.2
  4.2*    Specimen stock certificate.
  4.3     Stock Purchase Agreement, dated August 11, 2000, between the
          Registrant and the Purchasers of common stock named therein.
  4.4     Registration Rights Agreement, dated August 11, 2000,
          between the Registrant and the Purchasers of common stock
          named therein.
  5.1     Opinion of Cooley Godward LLP
 23.1     Consent of Ernst & Young LLP, Independent Auditors
 23.2     Consent of Cooley Godward LLP (included in Exhibit 5.1)
 24.1     Power of Attorney (see page II-3)

-------------------------
* Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-17661) or amendments thereto and incorporated reference.